Exhibit 99.1

Financial News

CIBC Announces Third Quarter 2021 Results

Toronto, ON – August 26, 2021 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2021.

Third quarter highlights

	Q3/21	Q3/20	Q2/21	YoY Variance	QoQ Variance

Reported Net Income	$1,730 million	$1,172 million	$1,651 million	+48%	+5%

Adjusted Net Income (1)	$1,808 million	$1,243 million	$1,666 million	+45%	+9%

Reported Diluted Earnings Per Share (EPS)	$3.76	$2.55	$3.55	+47%	+6%

Adjusted Diluted EPS (1)	$3.93	$2.71	$3.59	+45%	+9%

Reported Return on Common Shareholders’ Equity (ROE)	17.1%	12.1%	17.1%
Adjusted ROE (1)	17.9%	12.9%	17.3%
Common Equity Tier 1 Ratio	12.3%	11.8%	12.4%

“We continue to deliver purpose-driven growth across all of our business units as we work with our clients to help them achieve their ambitions. This quarter’s record top-line revenue and earnings per share underscore the breadth and quality of the growth we have across all of our key business units, as we continue to successfully navigate an uncertain environment by staying focused on our clients and on the wellbeing of our team,” said Victor Dodig, President and CEO, CIBC. “This quarter we continued to make strategic investments in our future growth as we have throughout the pandemic to enable our clients to achieve their ambitions.”

Results for the third quarter of 2021 were affected by the following items of note aggregating to a negative impact of $0.17 per share:

•	$85 million ($63 million after-tax) increase in legal provisions; and
•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 12.3% at July 31, 2021 compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2021 was 4.6%.

Core business performance

Canadian Personal and Business Banking reported net income of $642 million for the third quarter, up $185 million or 40% from the third quarter a year ago mainly due to lower provisions for credit losses and higher revenue, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were up $98 million or 12% from the third quarter a year ago mainly due to higher revenue driven by robust volume growth and higher fee income, partially offset by higher expenses.

Canadian Commercial Banking and Wealth Management reported net income of $470 million for the third quarter, up $150 million or 47% from the third quarter a year ago, primarily due to higher revenue and a reversal of loan loss provisions in the current quarter, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were up $96 million or 19% compared with the third quarter a year ago, primarily due to higher fee revenue and strong volume growth in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation, record mutual fund sales, and an increased level of investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results.

U.S. Commercial Banking and Wealth Management reported net income of $266 million for the third quarter, up $206 million or 343% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $279 million, up $204 million or 272% from the third quarter a year ago, due to a reversal of loan loss provisions in the current quarter and higher U.S. dollar revenue, partially offset by the impact of foreign exchange translation. In U.S. dollars, adjusted pre-provision, pre-tax earnings(1) of US$228 million were up US$32 million or 16% from the third quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related expenses.

Capital Markets reported net income of $491 million for the third quarter, up $48 million or 11% from the third quarter a year ago, primarily due to a reversal of provision for credit losses, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were down $48 million or 7% from the third quarter a year ago, due to lower global markets trading revenue and higher expenses, partially offset by higher revenue from corporate and investment banking and our direct financial services business.

Credit quality

Provision for credit losses was a reversal of $99 million, compared with a provision for credit losses of $525 million from the third quarter a year ago. Provision reversals on performing loans were recognized across all strategic business units (SBUs) in the current quarter mainly resulting from an improvement in our economic outlook, while the same quarter last year included a provision for credit losses across all SBUs due to an unfavourable change in our economic outlook relating to the early stages of the COVID-19 pandemic. Provision for credit losses on impaired loans was also down compared with the third quarter a year ago, due to lower impairments net of reversals in all SBUs except Corporate and Other.

(1)

For additional information, see the “Non-GAAP measures” section. Pre-provision, pre-tax earnings is revenue net of non-interest expenses and is a non-GAAP measure. Adjusted pre-provision, pre-tax earnings is revenue net of non-interest expenses adjusted for items of note and is a non-GAAP measure.

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Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 16 of the 2020 Annual Report.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Operating results – reported
Total revenue	$5,056	$4,932	$4,708	$14,951	$14,141
Provision for (reversal of) credit losses	(99)	32	525	80	2,198
Non-interest expenses	2,918	2,756	2,702	8,400	8,471
Income before income taxes	2,237	2,144	1,481	6,471	3,472
Income taxes	507	493	309	1,465	696
Net income	1,730	1,651	1,172	5,006	2,776
Net income (loss) attributable to non-controlling interests	5	4	2	13	1
Net income attributable to equity shareholders	1,725	1,647	1,170	4,993	2,775
Diluted EPS ($)	$3.76	$3.55	$2.55	$10.86	$6.02
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets (2)	$(20)	$(20)	$(26)	$(60)	$(82)
Restructuring charge (3)	-	-	-	-	(339)
Goodwill impairment (4)	-	-	-	-	(28)
Increase in legal provisions (5)	(85)	-	(70)	(85)	(70)
Impact of items of note on non-interest expenses	(105)	(20)	(96)	(145)	(519)
Total pre-tax impact of items of note on net income	105	20	96	145	519
Amortization of acquisition-related intangible assets (2)	5	5	6	15	20
Restructuring charge (3)	-	-	-	-	89
Increase in legal provisions (5)	22	-	19	22	19
Impact of items of note on income taxes	27	5	25	37	128
Total after-tax impact of items of note on net income	78	15	71	108	391
Impact of items of note on diluted EPS ($)	$0.17	$0.04	$0.16	$0.24	$0.88
Operating results – adjusted (6)
Total revenue (7)	$5,056	$4,932	$4,708	$14,951	$14,141
Provision for (reversal of) credit losses	(99)	32	525	80	2,198
Non-interest expenses	2,813	2,736	2,606	8,255	7,952
Income before income taxes	2,342	2,164	1,577	6,616	3,991
Income taxes	534	498	334	1,502	824
Net income	1,808	1,666	1,243	5,114	3,167
Net income (loss) attributable to non-controlling interests	5	4	2	13	1
Net income attributable to equity shareholders	1,803	1,662	1,241	5,101	3,166
Adjusted diluted EPS ($)	$3.93	$3.59	$2.71	$11.10	$6.90
(1) Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2) Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$-	$-	$(2)	$-	$(6)
Canadian Personal and Business Banking (after-tax)	-	-	(2)	-	(5)
U.S. Commercial Banking and Wealth Management (pre-tax)	(17)	(18)	(21)	(52)	(66)
U.S. Commercial Banking and Wealth Management (after-tax)	(13)	(13)	(15)	(38)	(48)
Corporate and Other (pre-tax)	(3)	(2)	(3)	(8)	(10)
Corporate and Other (after-tax)	(2)	(2)	(3)	(7)	(9)

(3)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(4)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(5)	Recognized in Corporate and Other.
(6)	Adjusted to exclude the impact of items of note.
(7)

Excludes a tax equivalent basis (TEB) adjustment of $51 million (April 30, 2021: $51 million; July 31, 2020: $51 million) and $156 million for the nine months ended July 31, 2021 (July 31, 2020: $146 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB. For further details on TEB, see pages 16 and 19 of our 2020 Annual Report.

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The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2021	Reported net income (loss)	$642	$470	$266	$491	$(139)	$1,730

Jul. 31	After-tax impact of items of note (1)	-	-	13	-	65	78

	Adjusted net income (loss) (2)	$642	$470	$279	$491	$(74)	$1,808

2021	Reported net income (loss)	$603	$399	$216	$495	$(62)	$1,651

Apr. 30	After-tax impact of items of note (1)	-	-	13	-	2	15

	Adjusted net income (loss) (2)	$603	$399	$229	$495	$(60)	$1,666

2020	Reported net income (loss)	$457	$320	$60	$443	$(108)	$1,172

Jul. 31 (3)	After-tax impact of items of note (1)	2	-	15	-	54	71

	Adjusted net income (loss) (2)	$459	$320	$75	$443	$(54)	$1,243

$ millions, for the nine months ended

2021	Reported net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006

Jul. 31	After-tax impact of items of note (1)	-	-	38	-	70	108

	Adjusted net income (loss) (2)	$1,897	$1,223	$708	$1,479	$(193)	$5,114

2020	Reported net income (loss)	$1,195	$862	$240	$998	$(519)	$2,776

Jul. 31 (3)	After-tax impact of items of note (1)	5	-	48	-	338	391

	Adjusted net income (loss) (2)	$1,200	$862	$288	$998	$(181)	$3,167

(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the third quarter of 2021 for additional details.

Making a difference in our communities

At CIBC, we invest our time and resources to remove barriers to personal ambitions and demonstrate that when we come together, positive change happens that helps our communities and businesses thrive. This quarter, investments in our communities included:

•	Nearly 100 employees contributed $1.2 million of the $4.7 million raised in the annual Tour CIBC Charles Bruneau cycling event in support of pediatric cancer research and care;
•	Donated $75,000 to the Canadian Red Cross in support of the immediate and ongoing wildfire relief efforts underway in British Columbia;
•	Launched registration for the 2021 Canadian Cancer Society CIBC Run for the Cure, CIBC’s 25th anniversary as title partner;
•	CIBC employees contributed more than 17,000 volunteering hours this quarter;
•	Celebrated Global Accessibility Awareness Day with the launch of the MaRS-CIBC Access to Work Challenge which addressed barriers to employment for persons with disabilities; and
•

Recognized National Indigenous Peoples Day, including the closure of several banking centres in solidarity, and announced the creation of the Reconciliation Action Committee to strengthen our support for Indigenous peoples.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and

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developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2020 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2021 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4865749#) and French (514-861-2272 or 1-800-408-3053, passcode 2686343#) until 11:59 p.m. (ET) September 26, 2021. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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